FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

March 23, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC

MARCH 23, 2005	NR:05-06

CORPORATE AND RESTRUCTURING UPDATE

Vancouver, British Columbia – Lumina Copper Corp is pleased to announce that all 1,015,100 warrants that were set to expire on March 17, 2005 have been exercised.  The Company now has cash reserves of C$14.9 million and 20.5 million shares outstanding (21.7 million shares fully diluted).

The corporate restructuring announced on February 2, 2005 is on schedule, with some modifications.  Due to a name conflict, the proposed Continental Copper Corp. will be renamed Global Copper Corp.  For better management and valuation, the Argentinean properties Taca Taca and San Jorge will be added to Global’s assets, leaving the proposed Lumina Resources Corp. as a wholly Canadian copper exploration and development company.  The shareholders’ meeting to approve the reorganization is scheduled for May 9, 2005 and it is anticipated that the restructuring will be completed by mid to late May.  Shareholders can expect to receive management’s proxy circular in mid April.  The record date for the meeting is April 1.

Lumina continues to make excellent progress on advancing its 2005 exploration and development program.  At Regalito, the metallurgical test program is continuing.  A news release detailing the initial results of the program will be issued in early April.  In addition, the Company is continuing to provide data on, and host visits to, Regalito for the 17 companies who have signed confidentiality agreements.

The drill program at the Galeno property is being finalized and the drilling contract is being tendered.  It is anticipated that construction on the drilling platforms will commence in early April with drilling commencing in May.  A data compilation program is currently underway on the Hushamu property that will lead to a field exploration and drilling campaign during the summer and fall.  In addition, various drilling targets are being evaluated at the Redstone property.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041